EXHIBIT 18







                                     February 15, 1999



Colorado Casino Resorts, Inc.
Colorado Springs, Colorado  80905


    We are providing this letter to the Company for inclusion as an exhibit to Form 10-K for the year ended October 31, 1998, pursuant to Item 601 of Regulation S-K.

    We have read management's justification for the change in accounting from accelerated (declining balance) methods of depreciation to the straight-line method of depreciation for the year ended October 31, 1998. Based on our reading of the data and discussions with Company officials about their reasoning and judgment used in making the change, we believe management's justification for the change is reasonable. Accordingly, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.



                                     /s/ Moore Stephens, P.C.
                                     MOORE STEPHENS, P.C.